UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                                  CANDIE'S INC.
                           -------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                     --------------------------------------
                         (Title of Class of Securities)

                                    137409108
                                ----------------
                                 (CUSIP Number)

                             Joel R. Schweidel, Esq.
                               470 Park Avenue So.
                        New York, NY 10016 (212) 447-7715
          -----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 13, 1997
             ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the  statement.  [ X ]
A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 137-409-10-8                                         Page 1 of 3 Pages
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON

         Mark I. Tucker
         ###-##-####
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [   ]
                                                            (b) [   ]

         N/ A
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            [   ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         N/A
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
NUMBER OF     7.   SOLE VOTING POWER   -0-
SHARES        ------------------------------------------------------------------
BENEFICIALLY  8.   SHARED VOTING POWER  825,000
OWNED BY      ------------------------------------------------------------------
EACH          9.   SOLE DISPOSITIVE POWER  -0-
REPORTING     ------------------------------------------------------------------
PERSON WITH   10.  SHARED DISPOSITIVE POWER  825,000 Shares
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          825,000
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                       [   ]

         N/A
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.97%
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

CUSIP No. 137-408-10-8                                         Page 2 of 3 Pages
--------------------------------------------------------------------------------
Item 1.  Common Stock, Par Valu $.001
         CANDIE'S, INC.
         2975 Westschester Avenue
         Purchase, N.Y. 10577

Item 2.  a)  MARK I. TUCKER
         b)  1 West 85th Street
             New York, New York 10024
         c)  Shoe design/manufacture
             MARK TUCKER INC.
             1 West 85th Street
             New  York, NY 10024
         d)  No
         e)  No
         f)  United States of America

Item 3. Sale by REDWOOD SHOE CORP. (of which the reporting person is a partner) of 300,000 shares of CANDIE'S, INC. shares on October 13, 1997 in a brokered transaction.

Item 4. The reporting person has acquired securities of the issuer for investment purposes only and has no plans or proposals which relate to or would result in those items enumerated in Item 4 of the instructions for Schedule 13D.

Item 5.  a) 825,000 Shares
            (6.97%)
         b) 825,000 shares - shared power to vote and shared power to dispose of shares.
         c) None
         d) Not Applicable
         e) Not Applicable

Item 6.  None

Item 7.  None

CUSIP No. 137-409-10-8                                         Page 3 of 3 Pages
--------------------------------------------------------------------------------



Signature
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 3, 1997                                       /s/ Mark I. Tucker
                                                              ------------------
                                                                  Mark I. Tucker